Subject: Executed Letter of Transmittal for [warrant holder] Received
Date: Friday, August 25, 2023 at 8:35:45 AM Pacific Daylight Time
From: Ryan Polk

Thank you for participating in the SideChannel cashless warrant exchange program. We are confirming receipt of your executed Letter of Transmittal.

Please reply to this email to let us know if you did not receive a completed copy via DocuSign.

We will close the offer at 5:00 PM EDT on September 19, 2023. At that time, we will instruct our transfer agent, Computershare, to issue you [TK Qty] shares of common stock.

Please note these terms in Section 9 of the Offer to Exchange Common Stock for Certain Outstanding Warrants of SideChannel, Inc. dated August 21, 2023.

> The Offer is also subject the condition that all of the Warrants must be tendered for exchange; however, the Company may waive this condition in its reasonable discretion if all Warrants are not tendered by the Expiration Date.
>
> We may terminate the Offer if the conditions of the Offer are not satisfied prior to the Expiration Date. In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on their respective expiration dates and will otherwise remain subject to their original terms.

We will communicate with you again when the shares have been issued or in the event this offer is terminated. Until then, please email me with any questions.

Regards,

Ryan Polk